UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 000-53776

China Metro-Rural Holdings Limited

Suite 2204, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

China Metro-Rural Holdings Limited Receives Majority Shareholder Approval of Merger for Going-Private Transaction

China Metro-Rural Holdings Limited announces that on August 18, 2016 certain shareholders, which together beneficially own 52.8% of the total combined voting power of the company, took action by written consent on August 18, 2016 to approve, among other things, a certain Agreement and Plan of Merger and related merger for a going-private transaction or privatization. For more information, please refer to exhibit 99.1 furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA METRO-RURAL HOLDINGS LIMITED

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Executive Director, Chairman of the Board and Chief Executive Officer

Date: August 18, 2016

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated August 18, 2016

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